APPLICATION FOR REGISTRATION AS A
NATIONALLY RECOGNIZED
STATISTICAL RATING ORGANIZATION (NRSRO)

☐ INITIAL APPLICATION   ☐ ANNUAL CERTIFICATION

☐ APPLICATION TO ADD CLASS   ☑ UPDATE OF REGISTRATION
    OF CREDIT RATINGS   Items and/or Exhibits Amended:
                                   Exhibits 2 and 7

☐ APPLICATION SUPPLEMENT
    Items and/or Exhibits Supplemented:

    _____   ☐ WITHDRAWAL FROM REGISTRATION

Important: Refer to Form NRSRO Instructions for General Instructions, Item-by-Item Instructions, an Explanation of Terms, and the Disclosure Reporting Page (NRSRO). "You" and "your" mean the person filing or furnishing, as applicable, this Form NRSRO. "Applicant" and "NRSRO" mean the person filing or furnishing, as applicable, this Form NRSRO and any credit rating affiliate identified in Item 3.

1.   **A**. Your full name:

      DBRS, Inc.

     B. (i) Name under which your credit rating business is primarily conducted, if different from Item 1A:

      DBRS

     (ii) Any other name under which your credit rating business is conducted and where it is used (other than the name of a credit rating affiliate identified in Item 3):

      DBRS Morningstar Credit Ratings or DBRS Morningstar may be used in external communications.

     C. Address of your principal office (do not use a P.O. Box):

140 Broadway	New York	NY	10005
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

     D. Mailing address, if different:

None	None	None	None
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

     E. Contact person (See Instructions):

Detlef Scholz		President, DBRS, Inc.	
(Name and Title)			
140 Broadway, 43rd Fl	New York	NY	10005
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

CERTIFICATION:

The undersigned has executed this Form NRSRO on behalf of, and on the authority of, the Applicant/NRSRO. The undersigned, on behalf of the Applicant/NRSRO, represents that the information and statements contained in this Form, including Exhibits and attachments, all of which are part of this Form, are accurate in all significant respects. If

this is an ANNUAL CERTIFICATION, the undersigned, on behalf of the NRSRO, represents that the NRSRO's application on Form NRSRO, as amended, is accurate in all significant respects.

09/24/2020   DBRS, Inc.
_____   _____
(Date)   (Name of the Applicant/NRSRO)

By: *Detlef Scholz*   Detlef Scholz, President
     _____   _____
            (Signature)   (Print Name and Title)

2.   **A**.   Your legal status:

       ☑ Corporation   ☐ Limited Liability Company   ☐ Partnership   ☐ Other (specify) _____

   B.   Month and day of your fiscal year end: 12/31
                                         _____

   C.   Place and date of your formation (i.e., state or country where you were incorporated, where your partnership agreement was filed, or where you otherwise were formed):

       State/Country of formation: Delaware   Date of formation: 8/21/03

3.   Your credit rating affiliates (See Instructions):

     Item 3 is attached and made a part of this Form NRSRO.
     _____   _____
     (Name)   (Address)

     _____   _____
     (Name)   (Address)

     _____   _____
     (Name)   (Address)

     _____   _____
     (Name)   (Address)

     _____   _____
     (Name)   (Address)

4.   The designated compliance officer of the Applicant/NRSRO (See Instructions)*:*

     Guy Calo   Regional Compliance Officer
     _____
     (Name and Title)
     140 Broadway, 43 Fl   New York   NY   10005
     _____
     (Number and Street)   (City)   (State/Country)   (Postal Code)

5.   Describe in detail how this Form NRSRO and Exhibits 1 through 9 to this Form NRSRO will be made publicly and freely available on an easily accessible portion of the corporate Internet website of the Applicant/NRSRO (See Instructions):

     This information is available free of charge for DBRS, Inc., DBRS Limited, DBRS Ratings Limited and

     DBRS Ratings GmbH at https://www.dbrsmorningstar.com/regulatory/, and free of charge for

     Morningstar Credit Ratings, LLC at https://ratingagency.morningstar.com/mcr/regulatory/form-nrsro.

6.   **COMPLETE ITEM 6 ONLY IF THIS IS AN INITIAL APPLICATION, APPLICATION SUPPLEMENT, OR APPLICATION TO ADD A CLASS OF CREDIT RATINGS.**

A.   Indicate below the classes of credit ratings for which the Applicant/NRSRO is applying to be registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class as of the date of this application for which the Applicant/NRSRO has an outstanding credit rating and the approximate date the Applicant/NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

Class of credit ratings	Applying for registration	Approximate number currently outstanding	Approximate date issuance commenced
financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))	☐		
i**nsurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))**	☐		
corporate issuers	☐		
issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)	☐		
issuers of government securities as that term is defined in section 3(a)(42) of the Exchange Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities	☐		

B. Briefly describe how the Applicant/NRSRO makes the credit ratings in the classes indicated in Item 6A readily accessible for free or for a reasonable fee (See Instructions):

_____

_____

_____

C. Check the applicable box and attach certifications from qualified institutional buyers, if required (See Instructions):

☐ The Applicant/NRSRO is attaching _____ certifications from qualified institutional buyers to this application. Each is marked "Certification from Qualified Institutional Buyer."

☐ The Applicant/NRSRO is exempt from the requirement to file certifications from qualified institutional buyers pursuant to section 15E(a)(1)(D) of the Exchange Act.

Note: You are not required to make a Certification from a Qualified Institutional Buyer filed with this Form NRSRO publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep these certifications confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the certifications confidential upon request to the extent permitted by law.

7. **DO NOT COMPLETE ITEM 7 IF THIS IS AN INITIAL APPLICATION.**

A. Indicate below the classes of credit ratings for which the NRSRO is currently registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class for which the NRSRO had an outstanding credit rating as of the most recent calendar year end and the approximate date the NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

Class of credit rating	Currently registered	Approximate number outstanding as of the most recent calendar year end	Approximate date issuance commenced
financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))	☑	10,592	1976
insurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))	☑	166	1981
corporate issuers	☑	4185	1976
issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)	☑	22,217	1989
issuers of government securities as that term is defined in section 3(a)(42) of the Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities	☑	20,699	1987

B. Briefly describe how the NRSRO makes the credit ratings in the classes indicated in Item 7A readily accessible for free or for a reasonable fee (See Instructions):

Item 7(B) is attached and made part of this Form NRSRO.

For transparency, see item 7(A), also made part of this Form NRSRO, for a numerical breakdown of credit ratings

on asset backed securities determined by DBRS and MCR as of the most recent calendar year end.

8. Answer each question. Provide information that relates to a "Yes" answer on a Disclosure Reporting Page (NRSRO) and submit the Disclosure Reporting Page with this Form NRSRO (See Instructions). You are not required to make any disclosure reporting pages submitted with this Form publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep any disclosure reporting pages confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the disclosure reporting pages confidential upon request to the extent permitted by law.

	YES	NO
A. Has the Applicant/NRSRO or any person within the Applicant/NRSRO committed or omitted any act, or been subject to an order or finding, enumerated in subparagraphs (A), (D), (E), (G), or (H) of section 15(b)(4) of the Securities Exchange Act of 1934, been convicted of any offense specified in section 15(b)(4)(B) of the Securities Exchange Act of 1934, or been enjoined from any action, conduct, or practice specified in section 15(b)(4)(C) of the Securities Exchange Act of 1934 in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter?	✓	☐
B. Has the Applicant/NRSRO or any person within the Applicant/NRSRO been convicted of any crime that is punishable by imprisonment for 1 or more years, and that is not described in section 15(b)(4) of the Securities Exchange Act of 1934, or been convicted of a substantially equivalent crime by a foreign court of competent jurisdiction in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter?	☐	✓
C. Is any person within the Applicant/NRSRO subject to any order of the Commission barring or suspending the right of the person to be associated with an NRSRO?	☐	✓

9. Exhibits (See Instructions).

Exhibit 1. Credit ratings performance measurement statistics.

☐   Exhibit 1 is attached and made a part of this Form NRSRO.

Exhibit 2. A description of the procedures and methodologies used in determining credit ratings.

☑   Exhibit 2 is attached and made a part of Form NRSRO.

Exhibit 3. Policies or procedures adopted and implemented to prevent the misuse of material, nonpublic information.

☐   Exhibit 3 is attached and made a part of this Form NRSRO.

Exhibit 4. Organizational structure.

☐   Exhibit 4 is attached to and made a part of this Form NRSRO.

Exhibit 5. The code of ethics or a statement of the reasons why a code of ethics is not in effect.

☐   Exhibit 5 is attached to and made a part of this Form NRSRO.

Exhibit 6. Identification of conflicts of interests relating to the issuance of credit ratings.

☐   Exhibit 6 is attached to and made a part of this Form NRSRO.

Exhibit 7. Policies and procedures to address and manage conflicts of interest.

☑   Exhibit 7 is attached to and made a part of this Form NRSRO.

Exhibit 8. Certain information regarding the credit rating agency's credit analysts and credit analyst supervisors.

☐ Exhibit 8 is attached to and made a part of this Form NRSRO.

Exhibit 9. Certain information regarding the credit rating agency's designated compliance officer.

☐ Exhibit 9 is attached to and made a part of this Form NRSRO.

Exhibit 10. A list of the largest users of credit rating services by the amount of net revenue earned from the user during the fiscal year ending immediately before the date of the initial application.

☐ Exhibit 10 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 11. Audited financial statements for each of the three fiscal or calendar years ending immediately before the date of the initial application.

☐ Exhibit 11 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 12. Information regarding revenues for the fiscal or calendar year ending immediately before the date of the initial application.

☐ Exhibit 12 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 13. The total and median annual compensation of credit analysts.

☐ Exhibit 13 is attached and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

DBRS FORM NRSRO

ITEM 3

Credit Rating Affiliate	Address
DBRS Limited	181 University Avenue Suite 700 Toronto, ON M5H 3M7
DBRS Ratings Limited	20 Fenchurch Street 31st Floor London EC3M 3BY
DBRS Ratings GmbH	Neue Mainzer Straße 75 60311 Frankfurt am Main Germany
Morningstar Credit Ratings, LLC [i]	4 World Trade Center 48th Floor New York, NY 10007

---

[i] On July 2, 2019, Morningstar, Inc., the parent of Morningstar Credit Ratings, L.L.C. (MCR), completed its acquisition of DBRS, Inc. (DBRS). At that time, each of DBRS and MCR was registered with the U.S. Securities and Exchange Commission (SEC) as a nationally recognized statistical rating organization (NRSRO). DBRS and MCR are in the process of integrating their credit rating services under the brand name DBRS Morningstar.

On November 15, 2019, MCR filed an amendment to its Form NRSRO with the SEC withdrawing its NRSRO registration effective December 30, 2019. Also on that date, DBRS filed an amendment to its Form NRSRO with the SEC to identify MCR as a credit rating affiliate of DBRS, in which capacity MCR operates today. Credit ratings determined by MCR on financial institutions (e.g., banks), corporate issuers and asset-backed securities on, before or after December 30, 2019 (and not previously withdrawn) are now deemed issued by DBRS in accordance with DBRS's Form NRSRO and, thereby, retain their status as NRSRO ratings.

For information on the integration of DBRS and MCR credit rating procedures and methodologies, please see Exhibit 2 to DBRS's Form NRSRO, which can be found at https://www.dbrsmorningstar.com/regulatory/

DBRS FORM NRSRO

ITEM 7(B)

With the exception of private ratings and ratings for certain private placement transactions, DBRS, Inc. ("DBRS") and Morningstar Credit Ratings, LLC ("MCR") distribute their ratings publicly at no cost through their respective websites, dbrsmorningstar.com and ratingagency.morningstar.com/mcr.

These ratings are also publicly distributed through Bloomberg, Thomson Reuters, First Call, and other electronic and print service providers.

DBRS FORM NRSRO

ITEM 7(A)

The table below provides a numerical breakdown of the outstanding credit ratings on asset-backed securities determined by DBRS[1] and MCR as of the most recent calendar year end where asset backed securities was the only class in which MCR had any outstanding credit ratings. The credit ratings determined by MCR on asset backed securities on or before December 31, 2019 (and not previously withdrawn) are deemed to be issued by DBRS.

Class of credit rating	Approximate number outstanding as of the most recent calendar year end
issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)	DBRS: 20,102 MCR: 2,115

---

[1] The DBRS Group of Companies is comprised of DBRS, Inc., DBRS Limited, DBRS Ratings Limited and DBRS Ratings GmbH.

DISCLOSURE REPORTING PAGE (NRSRO)

This Disclosure Reporting Page (DRP) is to be used to provide information concerning affirmative responses to **Item 8** of Form NRSRO.

Submit a separate DRP for each person that: (a) has committed or omitted any act, or been subject to an order or finding, enumerated in subparagraphs (A), (D), (E), (G), or (H) of section 15(b)(4) of the Securities Exchange Act of 1934, has been convicted of any offense specified in section 15(b)(4)(B) of the Securities Exchange Act of 1934, or has been enjoined from any action, conduct, or practice specified in section 15(b)(4)(C) of the Securities Exchange Act of 1934; (b) has been convicted of any crime that is punishable by imprisonment for 1 or more years, and that is not described in section 15(b)(4) of the Securities Exchange Act of 1934, or has been convicted of a substantially equivalent crime by a foreign court of competent jurisdiction; or (c) is subject to any order of the Commission barring or suspending the right of the person to be associated with an NRSRO.

Name of Applicant/NRSRO

DBRS, Inc.

Date

05/22/2020

Check Item being responded to:

☑ Item 8A

☐ Item 8B

☐ Item 8C

Full name of the person for whom this DRP is being submitted:

Morningstar Credit Ratings, LLC

If this DRP provides information relating to a "Yes" answer to Item 8A, describe the act(s) that was (were) committed or omitted; or the order(s) or finding(s); or the injunction(s) (provide the relevant statute(s) or regulation(s)) and provide jurisdiction(s) and date(s):

Please see Exchange Act Release Number 88880 (May 15, 2020).

If this DRP provides information relating to a "Yes" answer to Item 8B, describe the crime(s) and provide jurisdiction(s) and date(s):

N/A

If this DRP provides information relating to a "Yes" answer to Item 8C, attach the relevant Commission order(s) and provide the date(s):

N/A

Material Changes
Form NRSRO – Annual Certification
March 2020



This list reflects material changes made to the information or documents in DBRS's Form NRSRO during the previous calendar year.

Items 1, 3, 5 and 7

- Item 1(B)(ii) was updated to reflect other names under which DBRS's credit rating business is conducted and where it is used.

- Item 1 Certification reflects the signature of DBRS's newly appointed president.

- Item 3 was updated to reflect the addition of Morningstar Credit Ratings, LLC ("MCR") as a credit rating affiliate.

- Item 5 was updated to reflect how MCR's Form NRSRO and Exhibits 1 through 9 are made publicly and freely available on an easily accessible portion of MCR's corporate Internet website.

- Item 7(B) was updated to (1) reflect how MCR makes the credit ratings in the classes indicated in Item 7(A) of its Form NRSRO readily accessible for free or for a reasonable fee, and (2) provide a numerical breakdown of the outstanding credit ratings in asset classes determined by DBRS and MCR where MCR had outstanding credit ratings.

Exhibits 1 through 8

- Exhibit 1 provides separate transition and default tables for DBRS and MCR.

- Exhibit 2 was updated to (1) include a description of the process used by DBRS and MCR to select methodologies and analytics to determine credit ratings, and (2) a copy of MCR's Exhibit 2 was appended to DBRS's Exhibit 2.

- Exhibit 3 was updated by appending MCR's policies and procedures to prevent the misuse of material, nonpublic information.

- Exhibit 4 was updated to reflect changes to DBRS's organizational and management structure stemming from Morningstar, Inc.'s (the parent of MCR) acquisition of DBRS.

- Exhibit 5 was updated by appending MCR's Code of Ethics.

- Exhibit 6 was updated to include the conflicts of interest pertaining to credit ratings of both DBRS and MCR.

- Exhibit 7 was updated to include MCR's policies and procedures to address and manage conflicts of interest.

- Exhibit 8 was updated to include MCR's credit analysts within the information produced for credit analysts and the persons who supervise credit analysts.